UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Catalyst Paper Corporation

(Name of Issuer)

Common Shares

(Title of Class of Securities)

14889B102

(CUSIP Number)

Todd E. Molz

Managing Director and General Counsel

Oaktree Capital Group Holdings GP, LLC

333 South Grand Avenue, 28th Floor

Los Angeles, CA 90071

(213) 830-6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 27, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 14889B102

(1)	Name of Reporting Person OCM Luxembourg VOF S.à r.l.

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 51,050,037 (1)

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 51,050,037 (1)

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 51,050,037 (1)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 17.8% (2)

(14)	Type of Reporting Person (See Instructions) OO

(1) In its capacity as the direct owner of 51,050,037 Common Shares.

(2) All calculations of percentage ownership in this Schedule 13D are based on 286,139,235 total Common Shares issued and outstanding as of January 27, 2017, as reported directly by the Issuer to the Reporting Persons.

SCHEDULE 13D

CUSIP No. 14889B102

(1)	Name of Reporting Person Oaktree Value Opportunities Fund, L.P.

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 51,050,037 (1)

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 51,050,037 (1)

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 51,050,037 (1)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 17.8%

(14)	Type of Reporting Person (See Instructions) PN

(1) In its capacity as the sole shareholder of OCM Luxembourg VOF S.à r.l.

SCHEDULE 13D

CUSIP No. 14889B102

(1)	Name of Reporting Person Oaktree Value Opportunities Fund GP, L.P.

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 51,050,037 (1)

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 51,050,037 (1)

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 51,050,037 (1)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 17.8%

(14)	Type of Reporting Person (See Instructions) PN

(1) In its capacity as the general partner of Oaktree Value Opportunities Fund, L.P.

SCHEDULE 13D

CUSIP No. 14889B102

(1)	Name of Reporting Person Oaktree Value Opportunities Fund GP Ltd.

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 51,050,037 (1)

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 51,050,037 (1)

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 51,050,037 (1)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 17.8%

(14)	Type of Reporting Person (See Instructions) OO

(1) In its capacity as the general partner of Oaktree Value Opportunities Fund GP, L.P.

SCHEDULE 13D

CUSIP No. 14889B102

(1)	Name of Reporting Person OCM Luxembourg Opps IX S.à r.l.

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 45,701,155 (1)

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 45,701,155 (1)

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 45,701,155 (1)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 16.0%

(14)	Type of Reporting Person (See Instructions) OO

(1) In its capacity as direct owner of 47,701,155 Common Shares.

SCHEDULE 13D

CUSIP No. 14889B102

(1)	Name of Reporting Person Oaktree Opportunities Fund IX, L.P.

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 45,701,155 (1)

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 45,701,155 (1)

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 45,701,155 (1)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 16.0%

(14)	Type of Reporting Person (See Instructions) PN

(1) In its capacity as sole shareholder of OCM Luxembourg Opps IX S.à r.l.

SCHEDULE 13D

CUSIP No. 14889B102

(1)	Name of Reporting Person OCM Luxembourg Opps IX (Parallel 2) S.à r.l.

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 419,967 (1)

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 419,967 (1)

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 419,967 (1)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.1%

(14)	Type of Reporting Person (See Instructions) OO

(1) In its capacity as the direct owner of 419,967 Common Shares.

SCHEDULE 13D

CUSIP No. 14889B102

(1)	Name of Reporting Person Oaktree Opportunities Fund IX (Parallel 2), L.P.

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 419,967 (1)

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 419,967 (1)

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 419,967 (1)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.1%

(14)	Type of Reporting Person (See Instructions) PN

(1) In its capacity as the sole shareholder of OCM Luxembourg Opps IX (Parallel 2) S.à r.l.

SCHEDULE 13D

CUSIP No. 14889B102

(1)	Name of Reporting Person Oaktree Opportunities Fund IX GP, L.P.

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 46,121,122 (1)

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 46,121,122 (1)

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 46,121,122 (1)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 16.1%

(14)	Type of Reporting Person (See Instructions) PN

(1) In its capacity as the general partner of each of Oaktree Opportunities Fund IX, L.P. and Oaktree Opportunities Fund IX (Parallel 2), L.P.

SCHEDULE 13D

CUSIP No. 14889B102

(1)	Name of Reporting Person Oaktree Opportunities Fund IX GP Ltd.

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 46,121,122 (1)

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 46,121,122 (1)

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 46,121,122 (1)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 16.1%

(14)	Type of Reporting Person (See Instructions) OO

(1) In its capacity as the general partner of each of Oaktree Opportunities Fund IX GP, L.P.

SCHEDULE 13D

CUSIP No. 14889B102

(1)	Name of Reporting Person Oaktree Fund GP I, L.P.

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 97,171,160 (1)

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 97,171,160 (1)

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 97,171,160 (1)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 34.0%

(14)	Type of Reporting Person (See Instructions) PN

(1) In its capacity as the sole shareholder of each of Oaktree Value Opportunities Fund GP Ltd. and Oaktree Opportunities Fund IX GP Ltd.

SCHEDULE 13D

CUSIP No. 14889B102

(1)	Name of Reporting Person Oaktree Capital I, L.P.

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 97,171,160 (1)

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 97,171,160 (1)

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 97,171,160 (1)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 34.0%

(14)	Type of Reporting Person (See Instructions) PN

(1) In its capacity as the general partner of Oaktree Fund GP I, L.P.

SCHEDULE 13D

CUSIP No. 14889B102

(1)	Name of Reporting Person OCM Holdings I, LLC

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 97,171,160 (1)

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 97,171,160 (1)

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 97,171,160 (1)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 34.0%

(14)	Type of Reporting Person (See Instructions) OO

(1) In its capacity as the general partner of Oaktree Capital I, L.P.

SCHEDULE 13D

CUSIP No. 14889B102

(1)	Name of Reporting Person Oaktree Holdings, LLC

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 97,171,160 (1)

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 97,171,160 (1)

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 97,171,160 (1)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 34.0%

(14)	Type of Reporting Person (See Instructions) OO

(1) In its capacity as the managing member of OCM Holdings I, LLC.

SCHEDULE 13D

CUSIP No. 14889B102

(1)	Name of Reporting Person Oaktree Capital Management, L.P.

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 97,171,160 (1)

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 97,171,160 (1)

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 97,171,160 (1)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 34.0%

(14)	Type of Reporting Person (See Instructions) PN

(1) In its capacity as the sole director of each of Oaktree Value Opportunities Fund GP Ltd. and Oaktree Opportunities Fund IX GP Ltd.

SCHEDULE 13D

CUSIP No. 14889B102

(1)	Name of Reporting Person Oaktree Holdings, Inc.

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 97,171,160 (1)

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 97,171,160 (1)

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 97,171,160 (1)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 34.0%

(14)	Type of Reporting Person (See Instructions) CO

(1) In its capacity as the general partner of Oaktree Capital Management, L.P.

SCHEDULE 13D

CUSIP No. 14889B102

(1)	Name of Reporting Person Oaktree Capital Group, LLC

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 97,171,160 (1)

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 97,171,160 (1)

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 97,171,160 (1)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 34.0%

(14)	Type of Reporting Person (See Instructions) OO

(1) In its capacity as the managing member of Oaktree Holdings, LLC and as the sole shareholder of Oaktree Holdings, Inc.

SCHEDULE 13D

CUSIP No. 14889B102

(1)	Name of Reporting Person Oaktree Capital Group Holdings GP, LLC

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 97,171,160 (1)

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 97,171,160 (1)

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 97,171,160 (1)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 34.0%

(14)	Type of Reporting Person (See Instructions) OO

(1) In its capacity as the duly elected manager of Oaktree Capital Group, LLC.

SCHEDULE 13D

CUSIP No. 14889B102

Preamble

This Amendment No. 9 (this “Amendment No. 9”) amends the Schedule 13D originally filed on May 13, 2016 and amended on May 20, 2016, June 29, 2016, July 19, 2016, August 16, 2016, October 26, 2016, October 30, 2016, November 18, 2016 and December 14, 2016 and is filed by (i) OCM Luxembourg VOF S.à r.l., Oaktree Value Opportunities Fund, L.P., Oaktree Value Opportunities Fund GP, L.P., Oaktree Value Opportunities Fund GP Ltd., Oaktree Fund GP I, L.P., Oaktree Capital I, L.P., OCM Holdings I, LLC, Oaktree Holdings, LLC, Oaktree Capital Management, L.P., Oaktree Holdings, Inc., Oaktree Capital Group, LLC, and Oaktree Capital Group Holdings GP, LLC (collectively, the “Legacy Reporting Persons”) and (ii) OCM Luxembourg Opps IX S.à r.l., Oaktree Opportunities Fund IX, L.P., OCM Luxembourg Opps IX (Parallel 2) S.à r.l., Oaktree Opportunities Fund IX (Parallel 2), L.P., Oaktree Opportunities Fund IX GP, L.P., and Oaktree Opportunities Fund IX GP Ltd. (collectively, the “Additional Reporting Persons,” and together with the Legacy Reporting Persons, the “Reporting Persons”), in each case, with respect to the common shares (the “Common Shares”) of Catalyst Paper Corporation, a Canada corporation (the “Issuer”), with principal executive offices at 3600 Lysander Lane, 2nd Floor, Richmond, British Columbia, Canada V7B 1C3.

Item 2. Identity and Background

Item 2 is hereby amended to add the following:

This Amendment No. 9 to Schedule 13D is being filed jointly by the the Legacy Reporting Persons and the Additional Reporting Persons following persons (collectively, the “Reporting Persons”), pursuant to an amended and restated joint filing agreement attached hereto as Exhibit 11, which amended and restated joint filing agreement added the Additional Reporting Persons as parties thereto.  The Additional Reporting Persons are more particularly described below:

(1)                                 OCM Luxembourg Opps IX S.à r.l., a Luxembourg société à responsabilité limitée, whose principal business is to invest in the Issuer;

(2)                                 Oaktree Opportunities Fund IX, L.P., a Cayman Islands exempted limited partnership, whose principal business is to serve as, and perform the functions of, the controlling shareholder of OCM Luxembourg Opps IX S.à r.l.;

(3)                                 OCM Luxembourg Opps IX (Parallel 2) S.à r.l., a Luxembourg société à responsabilité limitée, whose principal business is to invest in the Issuer;

(4)                                 Oaktree Opportunities Fund IX (Parallel 2), L.P., a Cayman Islands exempted limited partnership, whose principal business is to serve as, and perform the functions of, the sole shareholder of OCM Luxembourg Opps IX (Parallel 2) S.à r.l.;

(5)                                 Oaktree Opportunities Fund IX GP, L.P., a Cayman Islands exempted limited partnership, whose principal business is to serve as, and perform the functions of the general partner of, each of Oaktree Opportunities Fund IX, L.P. and Oaktree Opportunities Fund IX (Parallel 2), L.P.;

(6)                                 Oaktree Opportunities Fund IX GP Ltd., a Cayman Islands exempted company, whose principal business is to serve as, and perform the functions of, the general partner of each of Oaktree Opportunities Fund IX GP, L.P.

The principal business address of each of the above Additional Reporting Persons is 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071.

Item 3: Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following:

On January 27, 2017, the Reporting Persons acquired 96,368,388 newly-issued Common Shares of the Issuer in partial exchange for the Issuer’s 11.00% PIK Toggle Senior Secured Notes due October 2017 (the “Notes”) held by the Reporting Persons and/or their affiliates, as more fully described in the Reporting Persons’ response to Item 4.

Item 4. Purpose of Transaction

Item 4 is hereby amended to add the following:

On December 14, 2016, the Issuer proposed a recapitalization (the “Recapitalization”) and privatization (the “Privatization Transaction”) of the Issuer pursuant to a plan of arrangement under Section 192 of the Canada Business Corporations Act (the “Arrangement”), pursuant to which the following principal actions (collectively, the “Recapitalization Elements”) were to occur: (a) the Notes and all accrued and unpaid interest in respect of the Notes up to November 1, 2016 would be exchanged such that the holders of the Notes (the “Noteholders”) would receive their pro rata share of: (i) US$135 million in principal amount of interests in a new secured term loan maturing five years from the effective date of the Recapitalization (the “Effective Date”) and carrying interest at a rate of 12% per annum, with such interest to be paid in-kind during the first year of the loan, with the possibility thereafter of partial payment-in-kind at the option of the Issuer or with the consent of the lenders (the “New Secured Term Loan”); and (ii) newly-issued Common Shares of the Issuer representing approximately 95% of the outstanding Common Shares after giving effect to the Recapitalization; (b) all accrued and unpaid interest in respect of the Notes on and after November 1, 2016 up to the Effective Date would be added to the principal amount of the New Secured Term Loan and each Noteholder would receive an additional principal amount of the New Secured Term Loan equal to its pro rata share of such accrued and unpaid interest; (c) all Common Shares outstanding immediately prior to the Recapitalization, other than Common Shares held by certain funds and entities managed or controlled by Oaktree Capital Management, L.P., Mudrick Capital Management, L.P., as investment manager to certain of its clients, and Cyrus Capital Partners, L.P., as investment manager to certain of its managed funds, would be repurchased for cancellation by the Issuer for cash consideration equal to $0.50 per Common Share; and (d) the stated capital of the Common Shares would be reduced to $100,000, and an amount equal to the reduction of the stated capital would be credited to the contributed surplus account of the Issuer.  The consummation of the transactions contemplated by the Arrangement was subject to certain closing conditions, including obtaining the approval of the Arrangement by the Noteholders and the holders of the Issuer’s Common Shares (the “Shareholders”) as well as obtaining certain regulatory, court and stock exchange consents.

Having satisfied the requisite conditions to the closing of the Recapitalization and the Privatization Transaction (including obtaining the approval by the Noteholders and the Shareholders as well as issuance by the Supreme Court of British Columbia of a final order approving the Recapitalization and the Privatization Transaction), on January 27, 2017, the Issuer consummated the Recapitalization and the Privatization Transaction pursuant to the terms of the Arrangement and the Recapitalization Elements were given effect

In connection with the Recapitalization and the Privatization Transaction, the Issuer’s Common Shares were delisted from, and ceased to trade on, the Toronto Stock Exchange.  On January 30, 2017, the Issuer filed with the SEC a certification and notice of termination on Form 15 of the registration of the Common Shares under Section 12(g) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), for the purpose of, among other things, immediately suspending, and thereafter terminating, the Issuer’s reporting obligations under Section 13(a) and Section 15(d) of the Exchange Act.  As a result, it is currently expected that this may be the Reporting Persons’ final amendment to the Schedule 13D of which it forms a part.

Other than as described herein, none of the Reporting Persons have any current plans or proposals that relate to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D.  However, as part of their ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters or enter into contractual arrangements with respect to the same (or with respect to governance, share transfer or investor rights matters) with the Issuer or with other Shareholders, and, from time to time, the Reporting Persons may hold discussions with or make formal proposals to management of the Issuer, other Shareholders or other third parties regarding the matters described in Items 4(a)-(j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended by replacing the text contained in Item 5(a) and (b) with the following:

(a) and (b)

The information contained on the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

The Reporting Persons hold 97,171,160 Common Shares, constituting 34.0% of the Common Shares issued and outstanding (based on 286,139,235 total Common Shares issued and outstanding as of January 27, 2017, as reported directly by the Issuer to the Reporting Persons), and has the sole power to vote and dispose of such Common Shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons’ response to Item 4 is incorporated by reference into this Item 6.

Item 7.  Material to be Filed as Exhibits

Item 7 is hereby amended to add the following:

Exhibit	Description
Exhibit 11:	Amended and Restated Joint Filing Agreement dated January 31, 2017 by and among the Reporting Persons.

SCHEDULE 13D

CUSIP No. 14889B102

SIGNATURES

After reasonable inquiry and to the best of each its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2017

OCM LUXEMBOURG VOF S.À R.L.

	By:	/s/ Martin Eckel
	Name:	Martin Eckel
	Title:	Manager

	By:	/s/ Katherine Ralph
	Name:	Katherine Ralph
	Title:	Manager

OAKTREE VALUE OPPORTUNITIES FUND, L.P.

	By:	Oaktree Value Opportunities Fund GP, L.P.
	Its:	General Partner

	By:	Oaktree Value Opportunities Fund GP Ltd.
	Its:	General Partner

	By:	Oaktree Capital Management, L.P.
	Its:	Director

	By:	/s/ Jordan Mikes
	Name:	Jordan Mikes
	Title:	Vice President

OAKTREE VALUE OPPORTUNITIES FUND GP, L.P.

	By:	Oaktree Value Opportunities Fund GP Ltd.
	Its:	General Partner

	By:	Oaktree Capital Management, L.P.
	Its:	Director

	By:	/s/ Jordan Mikes
	Name:	Jordan Mikes
	Title:	Vice President

OAKTREE VALUE OPPORTUNITIES FUND GP LTD.

	By:	Oaktree Capital Management, L.P.
	Its:	Director

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OCM LUXEMBOURG OPPS IX S.À R.L.

By:	/s/ Martin Eckel
Name:	Martin Eckel
Title:	Manager

By:	/s/ Katherine Ralph
Name:	Katherine Ralph
Title:	Manager

OAKTREE OPPORTUNITIES FUND IX L.P.

By:	Oaktree Opportunities Fund IX GP, L.P.
Its:	General Partner

By:	Oaktree Opportunities Fund IX GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OCM LUXEMBOURG OPPS IX (PARALLEL 2) S.À R.L.

By:	/s/ Martin Eckel
Name:	Martin Eckel
Title:	Manager

By:	/s/ Katherine Ralph
Name:	Katherine Ralph
Title:	Manager

OAKTREE OPPORTUNITIES FUND IX (PARALLEL 2), L.P.

By:	Oaktree Opportunities Fund IX GP, L.P.
Its:	General Partner

By:	Oaktree Opportunities Fund IX GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE OPPORTUNITIES FUND IX GP, L.P.

By:	Oaktree Opportunities Fund IX GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE OPPORTUNITIES FUND IX GP LTD.

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE FUND GP I, L.P.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OCM HOLDINGS I, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE HOLDINGS, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE HOLDINGS, INC.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes

Title:	Vice President

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President